

January 14, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: NEOS ETF Trust
        Issuer CIK: 0001848758
        Issuer File Number: 333-253997 / 811-23645
        Form Type: 8-A12B
        Filing Date: January 14, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of NEOS Real Estate High Income ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications